CCRE COMMERCIAL MORTGAGE SECURITIES, L.P.
110 East 59th Street
 New York, New York 10022

December 4, 2015
Katherine Hsu
Division of Corporate Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
 Washington, D.C.  20549

Re:	CCRE Commercial Mortgage Securities, L.P. Registration on Form SF-3 File No. 333-207567
Dear Ms. Hsu:
In accordance with Rule 461 under the Securities Act of 1933, as amended, CCRE Commercial Mortgage Securities, L.P. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on December 8, 2015 or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CCRE COMMERCIAL MORTGAGE SECURITIES, L.P.

By: CCRE Commercial Mortgage Securities Holdings, LLC, its general partner

/s/ Anthony Orso
Name: Anthony Orso
Title: Principal Executive Officer

cc:	Lisa Pauquette, Esq. Jonathan Nunes, Esq.